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                                                                EXHIBIT 41




              FORM OF LETTER TO RESTRICTED STOCK PLAN PARTICIPANTS


Dear Restricted Stock Plan Participant:

         As you are undoubtedly aware, on December 22, 1995, CBI Industries, Inc. (the "Company") and Praxair, Inc. ("Praxair") announced that they had entered into a merger agreement pursuant to which Praxair is increasing the price offered in its tender offer to $33 per share and each share not tendered will be converted into the right to receive $33 per share in a second step merger.

         Under the terms of the Company's restricted stock plans, shares you hold which are still subject to restrictions would be forfeited if you attempted to tender them into the Praxair tender offer. Accordingly, those shares that are still subject to restriction should not be tendered.

         However, pursuant to the merger agreement, immediately following Praxair's purchase of shares in its tender offer and assuming Praxair buys 10% or more of the Company's shares in the tender offer, the restricted stock plans will terminate and the restrictions on those shares subject to restriction will lapse. Thereafter, subject to federal securities laws restricting the trading in shares by insiders in possession of material nonpublic information, you will be free to sell those shares in the market. If you do not dispose of those shares or exercise appraisal rights, such shares will be converted in the merger into the right to receive $33 per share in cash. When the restrictions lapse, you will have 1996 taxable income unless you previously made an election under Code Section 83(b) to recognize income at the time of the award. For employees on the U.S. payroll, this income will be subject to federal, applicable state and FICA tax withholding.

         The Compensation Committee of the Board of Directors has resolved that immediately prior to the termination of the 1994 Restricted Stock Award Plan pursuant to the terms of the merger agreement, awards not previously certified will be made as follows:

1. 94.1% of each award based on 1995 performance will be deemed earned and will be paid in cash; and

2. all awards adjustable by 1996 and 1997 performance will be treated as if earned and will be paid in cash.
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In each case it is anticipated that the amount of cash you receive will be determined based upon the price paid pursuant to the amended Praxair tender offer and, if no 83(b) election has been made, will constitute 1996 taxable income subject to withholding as described above.

         Please do not hesitate to call me if you have any questions with regard to the foregoing.


                                        Very truly yours,





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